Exhibit (k)(22)

AMENDMENT TO ADMINISTRATION AGREEMENT

AMENDMENT, made this 1st day of November, 2007, to the Administration Agreement (the “Agreement”) dated as of September 30, 2004 between Aberdeen Asia-Pacific Income Fund, Inc., a Maryland corporation (the “Fund”), and Aberdeen Asset Management Inc., a Delaware corporation (the “Administrator”).

WHEREAS, on September 11, 2007, the Fund’s Board of Directors approved a revision to the fee schedule applicable to the administration services provided to the Fund by the Administrator under the Agreement;

NOW, THEREFORE, in consideration of the premises and mutual promises set forth herein and in the Agreement, the parties to the Agreement agree as follows:

1.	Schedule B to the Agreement is hereby amended as attached hereto.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the date first above written.

ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

By: /s/ Timothy P. Sullivan

Name: Timothy P. Sullivan
Title: Assistant Treasurer

ABERDEEN ASSET MANAGEMENT INC.

By: /s/ Alan R. Goodson

Name: Alan R. Goodson
Title: Vice President

SCHEDULE B

TO THE ADMINISTRATION AGREEMENT

(Effective November 1, 2007)

Fees

The Fund shall pay the Administrator a fee at an annual rate equal to:

▪	0.150% of the Fund’s average weekly Managed Assets between $0 to $600 million, computed based upon the value of Managed Assets determined at the end of each week; and
▪	0.125% of the Fund’s average weekly Managed Assets in excess of $600 million, computed based upon the value of Managed Assets determined at the end of each week

For this purpose, “Managed Assets” shall mean net assets plus the amount of any borrowings for investment purposes.